DOMINARI SECURITIES LLC

725 Fifth Avenue, 23rd Floor

New York, NY 10022

November 7, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Daniel Crawford
Suzanne Hayes

Re:	Jupiter Neurosciences, Inc. (the “Company”)
Registration Statement on Form S-1
CIK No. 0001679628
File No. 333-260183 (the “Registration Statement”)

Dear Mr. Crawford and Ms. Hayes:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, (the “Act”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 5:00 p.m., Eastern Time, on Friday, November 8, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters have distributed as many copies of the Preliminary Prospectus dated September 13, 2024 to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned, as the representative of the several underwriters, represents that the several underwriters have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Please contact Cavas Pavri, Esq. of ArentFox Schiff LLP, counsel of the representative of the underwriters, at (202) 724-6847 to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

[Signature page follows]

Very truly yours,

As representative of the underwriters

DOMINARI SECURITIES LLC

By:	/s/ Eric Newman
Name:	Eric Newman
Title:	Executive Vice President